4643 S Ulster St. Suite 970 Denver, CO 80237	Ph: (303) 993-3200 www.usnrg.com

May 22, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen,

          Anuja A. Majmudar

Re:	U.S. Energy Corp.

Preliminary Proxy Statement on Schedule 14A

Filed April 21,2017

File No. 0-06814

Dear Ms. Nguyen and Ms. Majmudar:

This letter sets forth the responses of U.S. Energy Corp. (the "Company") to the comment letter dated May 12, 2017 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding the Staff's review of the Company's preliminary proxy statement on Schedule 14A.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the preliminary proxy statement on Schedule 14A.

Proposal 5: Approval of the Issuance of Shares Pursuant to a Securities Purchase Agreement and Warrants, page 15.

Summary

1.	You disclose on page 15 that you have filed a registration statement to register the resale of the warrant shares and are “required to use [your] commercially reasonable efforts to cause the registration statement to become effective no later than the initial exercise date.” We note that this proposal is related to the warrant shares and the initial exercise date on the warrants is June 21, 2017. We further note that your annual meeting of shareholders is scheduled for June 30, 2017. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until those comments have been resolved and you have received shareholder approval for the issuance of shares pursuant to the securities purchase agreement and warrants. As necessary, please revise your disclosure accordingly.

Response: The Company has added disclosure on page 15 of the preliminary proxy statement that the Commission will not be able to accelerate the effectiveness of the Company’s registration statement and the impact to the Company as a result.

2.	We note that the Common Stock Purchase Warrant you have attached as Appendix C is not an executed version. Therefore, certain terms, such as the “floor price” of the anti-dilution provision, are not included. Please file an executed version of the Warrant and revise your disclosure to clarify the mechanics of the anti-dilution provision and the elimination of the floor price upon shareholder approval. In this regard, specifically indicate that you are seeking shareholder approval under Nasdaq Rule 5635 since the anti-dilution provision will result in the issuance of shares at less than the greater of market price or book value per share.

Response: The Company has attached an execution version of the Common Stock Purchase Warrant as Appendix C reflecting the floor price and containing a conformed signature.

The Company has added disclosure on page 16 of the preliminary proxy statement that it is specifically seeking shareholder approval under Nasdaq Rule 5635 because the anti-dilution provisions of the warrant could result in the issuance of shares at less than the greater of market price or book value per share.

3.	Revise your disclosure to explain the potential consequences and impact on the Company if you do not receive the requisite shareholder approval for the issuance of the shares pursuant to the securities purchase agreement and warrants.

Response: The Company has added disclosure on pages 15 and 17 of the preliminary proxy statement explaining the potential consequences and impact on the Company if it does not receive shareholder approval for the issuance of the shares and warrants pursuant to the securities purchase agreement.

Effect of the Purchase Agreement on Current Shareholders, page 17

4.	Please expand your disclosure in this proposal to describe the general effect upon the rights of existing shareholders. This disclosure should describe in particular the dilutive impact on the voting power of existing shareholders if shareholders approve the share issuance pursuant to the securities purchase agreement.

Response: The Company has added disclosure on page 17 of the preliminary proxy statement describing the general effect upon the rights of existing shareholders and the dilutive impact to the shareholders if shareholders approve the share and warrant issuance pursuant to the securities purchase agreement.

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In addition, please note that, as discussed with Ms. Majmudar in a telephone conversation on May 15, 2017, additional changes have been made to the proxy statement due primarily to the closing of the sale of the Company’s outstanding secured debt to a private equity group, as disclosed in the Company’s Form 8-K filed on May 8, 2017. Director resignations and the new composition of the Company’s board of directors have been disclosed. In addition, the Company now proposes to increase the availability of shares under its equity incentive plan and is seeking shareholder approval for the increase.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at 303-993-3200.

Very truly yours,

/s/ David Veltri
David Veltri, President & CEO

cc:  Kenneth S. Witt, Kutak Rock LLP

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